SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

Baxano Surgical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

071773 105

(CUSIP Number)

James. M. Shapiro

c/o Kearny Venture Partners

88 Kearny Street, Suite 1800

San Francisco, CA 94108

(415) 875-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Sean Caplice, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard, Redwood City, California 94063

(650) 321-2400

May 31, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 071773 105	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS James M. Shapiro (“Shapiro”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000 shares, all of which are stock options exercisable into Common Stock.
8	SHARED VOTING POWER
		3,061,419 shares, of which 1,029,545 are held directly by Thomas Weisel Healthcare Venture Partners, L.P. (“TWHVP”), 1,991,262 are held directly by Kearny Venture Partners, L.P. (“KVP”) and 40,612 are held directly by Kearny Venture Partners Entrepreneurs’ Fund, L.P. (“KVPEF”). Shapiro is (a) an affiliate of Thomas Weisel Healthcare Venture Partners L.L.C. (“TW GP”), which is the general partner of TWHVP and (b) a Managing Member of Kearny Venture Associates, L.L.C. (“KVA”), which is the general partner of both KVP and KVPEF. Shapiro may be deemed to have shared power to vote the shares held directly by TWHVP, KVP and KVPEF.
	9	SOLE DISPOSITIVE POWER 50,000 shares, all of which are stock options exercisable into Common Stock.
10	SHARED DISPOSITIVE POWER
		3,061,419 shares, of which 1,029,545 are held directly by Thomas Weisel Healthcare Venture Partners, L.P. (“TWHVP”), 1,991,262 are held directly by Kearny Venture Partners, L.P. (“KVP”) and 40,612 are held directly by Kearny Venture Partners Entrepreneurs’ Fund, L.P. (“KVPEF”). Shapiro is (a) an affiliate of TW GP, which is the general partner of TWHVP and (b) a Managing Member of KVA, which is the general partner of both KVP and KVPEF. Shapiro may be deemed to have shared power to dispose of the shares held directly by TWHVP, KVP and KVPEF.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,111,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 071773 105	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Richard Spalding (“Spalding”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
8	SHARED VOTING POWER
		3,061,419 shares, of which 1,029,545 are held directly by Thomas Weisel Healthcare Venture Partners, L.P. (“TWHVP”), 1,991,262 are held directly by Kearny Venture Partners, L.P. (“KVP”) and 40,612 are held directly by Kearny Venture Partners Entrepreneurs’ Fund, L.P. (“KVPEF”). Spalding is (a) an affiliate of TW GP, which is the general partner of TWHVP and (b) a Managing Member of KVA, which is the general partner of both KVP and KVPEF. Spalding may be deemed to have shared power to vote the shares held directly by TWHVP, KVP and KVPEF.
	9	SOLE DISPOSITIVE POWER 0 shares.
10	SHARED DISPOSITIVE POWER
		3,061,419 shares, of which 1,029,545 are held directly by Thomas Weisel Healthcare Venture Partners, L.P. (“TWHVP”), 1,991,262 are held directly by Kearny Venture Partners, L.P. (“KVP”) and 40,612 are held directly by Kearny Venture Partners Entrepreneurs’ Fund, L.P. (“KVPEF”). Spalding is (a) an affiliate of TW GP, which is the general partner of TWHVP and (b) a Managing Member of KVA, which is the general partner of both KVP and KVPEF. Spalding may be deemed to have shared power to dispose of the shares held directly by TWHVP, KVP and KVPEF.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,061,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 071773 105	13D	Page 4 of 8 Pages

Statement on Schedule 13D

ITEM 1.             SECURITY AND ISSUER.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, $0.00001 par value per share (the “Common Stock”), of Baxano Surgical, Inc., a Delaware corporation whose principal executive offices are located at 110 Horizon Drive, Suite 230, Raleigh, NC 27615 (the “Issuer”).

ITEM 2.             IDENTITY AND BACKGROUND.

(a)   The persons filing this Schedule 13D are James M. Shapiro and Richard Spalding (the “Managing Members”).

(b)   The address of the principal place of business for each of the Managing Members is c/o Kearny Venture Partners, 88 Kearny Street, Suite 1800, San Francisco, California 94108.

(c)   The principal occupation of each of the Managing Members is the venture capital investment business.

(d)  None of the Managing Members, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Managing Members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)   Each of the Managing Members is a citizen of the United States.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 3, 2013, TranS1, Inc. (“TranS1”) entered into an Agreement and Plan of Merger with Baxano, Inc. (“Baxano”). Under the terms of this Agreement and Plan of Merger, RacerX Acquisition Corp., a wholly-owned subsidiary of TranS1, merged with and into Baxano, with Baxano remaining as the surviving corporation and as a wholly-owned subsidiary of TranS1 (the “Merger”). Upon the closing of the Merger, and in accordance with the terms of the Agreement and Plan of Merger, TranS1 issued an aggregate of approximately 10.3 million shares of its common stock as merger consideration (valued at approximately $20.1 million based on the May 30, 2013 closing price). Kearny Venture Partners, L.P. and Kearny Venture Partners Entrepreneurs’ Fund, L.P. (the “Funds”), received 1,244,734 shares of TranS1’s (now Baxano Surgical, Inc.) common stock as merger consideration through its ownership of Baxano.

On March 3, 2013, the Funds entered into a securities purchase agreement (the “Securities Purchase Agreement”) with TranS1 (now Baxano Surgical, Inc.) pursuant to which the Funds purchased 706,840 shares of TranS1’s common stock at a purchase price of $2.28 per share.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.             PURPOSE OF TRANSACTION.

The Reporting Persons hold the securities described in Item 5 of this statement for investment purposes only.

The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

CUSIP No. 071773 105	13D	Page 5 of 8 Pages

The Funds hold their securities of the Issuer for investment purposes.  Depending on the factors discussed herein, the Funds may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Funds in the open market or in privately negotiated transactions, and/or may distribute the Common Stock to their respective partners. Any actions the Funds might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

(a,b)   Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 45,169,860 shares of Common Stock outstanding as of June 5, 2013.

(c)     Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the common stock of the Issuer during the past 60 days.

(d)     Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)     Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the acquisition of the Common Stock of the Issuer, the Funds and certain other investors entered into the Securities Purchase Agreement.  Such agreement is more fully described in TranS1’s report on Form 8-K, filed March 5, 2013, and incorporated herein by reference.

Mr. Shapiro was a member of Baxano’s board of directors, and is a member of TranS1’s board of directors (now the Issuer’s board of directors).

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Agreement of Joint Filing.

Exhibit B	Agreement and Plan of Merger, among TranS1 Inc., RacerX Acquisition Corp., Baxano, Inc., and Sumeet Jain and David Schulte as Securityholder Representatives, dated March 3, 2013. (1)

Exhibit C	Form of Securities Purchase Agreement, between TranS1 Inc. and the investors identified on the signature pages thereto, dated March 3, 2013. (2)

(1) Incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 5, 2013.

(2) Incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 5, 2013.

CUSIP No. 071773 105	13D	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2013

James M. Shapiro

By:	/s/ James M. Shapiro
James M. Shapiro

Richard Spalding

By:	/s/ Richard Spalding
Richard Spalding

CUSIP No. 071773 105	13D	Page 7 of 8 Pages

EXHIBIT INDEX

EXHIBIT A	Agreement of Joint Filing

EXHIBIT B	Agreement and Plan of Merger, among TranS1 Inc., RacerX Acquisition Corp., Baxano, Inc., and Sumeet Jain and David Schulte as Securityholder Representatives, dated March 3, 2013, incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 5, 2013.

EXHIBIT C	Form of Securities Purchase Agreement, between TranS1 Inc. and the investors identified on the signature pages thereto, dated March 3, 2013, incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 5, 2013.

CUSIP No. 071773 105	13D	Page 8 of 8 Pages

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Baxano Surgical, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: June 10, 2013

James M. Shapiro

By:	/s/ James M. Shapiro
James M. Shapiro

Richard Spalding

By:	/s/ Richard Spalding
Richard Spalding